UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2006

Commission File Number 000-29546

Adastra Minerals Inc.

(Translation of registrant's name into English)

St. George’s House, 15 Hanover Square, London, England W1S 1HS

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

NEWS RELEASE

Adastra Mandates IDC And Investec

In Kolwezi Financing

Trading: TSX and AIM: AAA

London, UK (February 7, 2006) Adastra Minerals Inc. (“Adastra” or the “Company”) announces that it has awarded the Industrial Development Corporation of South Africa Limited (“IDC”) and Investec Bank Limited (“Investec”) mandates to co-arrange a South African export credit tranche of the project financing for the Kolwezi Tailings Project (“Kolwezi” or the “Project”) in the Democratic Republic of Congo.

The IDC and Investec mandate agreements have been executed by Adastra’s wholly owned subsidiary Congo Mineral Developments Ltd (“CMD”). CMD is the majority shareholder of Kingamyambo Musonoi Tailings SARL (“KMT”), the company that owns 100% of Kolwezi and that will be the borrower and operator of the Project. CMD is responsible for carrying out the Definitive Feasibility Study and the Environmental and Social Impact Assessment, and for organising the financing for the Project.

“This is another major contribution to the project financing of Kolwezi”, said Tim Read, President and Chief Executive of Adastra. “As this shows, we are not allowing the recent opportunistic bid made for Adastra to deflect us. The South Africa export credit tranche will be for US $80-120 million with a ten year maturity. It will fund a further 30% of the Project’s total capital requirements on top of the 20% already announced. Adastra’s Kolwezi project remains firmly on course.”

About Adastra

Adastra is an international mining company listed on the Toronto Stock Exchange and on AIM, in London, under the symbol “AAA”. It is currently developing mineral assets in Central Africa, including the Kolwezi Tailings Project, and the possible rehabilitation of the Kipushi zinc mine in the DRC. Adastra’s growth strategy emphasizes the creation of shareholder value through the development of world-class resources in stable of stabilizing political environments.

About the IDC

The IDC (www.idc.co.za) is a self-financing, South African state-owned national development finance institution that provides financing to entrepreneurs engaged in competitive industries. It follows normal company policies and procedures in its operations, pays income tax at corporate rates and dividends to its shareholder, and reports on a consolidated basis, with its annual report freely available to the public.

Its primary objectives are to contribute to balanced sustainable economic growth in Africa and to the economic empowerment of the South African population, thereby promoting the economic prosperity of all citizens of the African continent.

About Investec

Investec is an international, specialist banking group that provides a diverse range of financial products and services to a select client base. Investec has extensive experience in financing mining projects across Africa.

About the Kolwezi Project

Adastra’s Kolwezi Project consists of two dams containing 112.8 million tonnes of oxide tailings, grading 1.49% copper and 0.32% cobalt, as determined by Dr. Isobel Clark of Geostokos Limited, a “qualified person” as defined by the Canadian Securities Administrators’ N1 43-101. This resource has the potential to host one of the world’s largest and lowest cost cobalt producers. A definitive feasibility study is expected to be completed in the first quarter of 2006. If this study is favourable, construction is expected to commence before year-end, with first production in mid 2008 and a mine life in excess of 50 years.

Such a project would generate significant taxation, royalty and dividend revenues to the Government, as well as providing local employment and contributing to the regeneration of the DRC’s copper belt infrastructure.

ENDS

Contact us:

London
Tim Read	Cathy Malins / Annabel Leather
Chief Executive Officer	Parkgreen Communications
T: +44 (0)20 7355 3552	T: +44 (0)20 7493 3713
F: +44 (0)20 7355 3554	F: +44 (0)20 7491 3936
E: london@adastramin.com	E: cathy.malins@parkgreenmedia.com
North America
Martti Kangas
The Equicom Group
T: +1 416 815 0700 x. 243
+1 800 385 5451 (toll free)
F: +1 416 815 0080
E: mkangas@equicomgroup.com

This News Release contains forwardlooking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Company’s plans for its Kolwezi Project in the Democratic Republic of Congo (“DRC”) and the resource size and economic potential of that project. These forwardlooking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forwardlooking statements, including, without limitation, risks and uncertainties relating to political risks involving the Company’s operations in the DRC and the policies of other nations and organizations towards companies doing business in such jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, the inability or failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20–F for the year ended October 31, 2003 and Reports on Form 6–K filed with the Securities and Exchange Commission.

FORM 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Adastra Minerals Inc. (the “Company”)

Suite 950 - 1055 West Georgia Street

Vancouver, BC V6E 3P3

Item 2.	Date of Material Change

February 7, 2006

Item 3.	News Release

The News Release dated February 7, 2006 was forwarded to the Toronto Stock Exchange and disseminated via Canada Newswire.

A copy of the News Release is attached as Schedule “A”.

Item 4.	Summary of Material Change

The Company announced that it has awarded the Industrial Development Corporation of South Africa Limited and Investec Bank Limited mandates to co-arrange a South African export credit tranche of the project financing for the Kolwezi Tailings Project in the Democratic Republic of Congo.

Item 5.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Tim Read, President

44-207-355-3552

Item 9.	Date of Report

Dated at Vancouver, BC, this 7th day of February, 2006.

SCHEDULE “A”

NEWS RELEASE

Adastra Mandates IDC And Investec

In Kolwezi Financing

Trading: TSX and AIM: AAA

London, UK (February 7, 2006) Adastra Minerals Inc. (“Adastra” or the “Company”) announces that it has awarded the Industrial Development Corporation of South Africa Limited (“IDC”) and Investec Bank Limited (“Investec”) mandates to co-arrange a South African export credit tranche of the project financing for the Kolwezi Tailings Project (“Kolwezi” or the “Project”) in the Democratic Republic of Congo.

The IDC and Investec mandate agreements have been executed by Adastra’s wholly owned subsidiary Congo Mineral Developments Ltd (“CMD”). CMD is the majority shareholder of Kingamyambo Musonoi Tailings SARL (“KMT”), the company that owns 100% of Kolwezi and that will be the borrower and operator of the Project. CMD is responsible for carrying out the Definitive Feasibility Study and the Environmental and Social Impact Assessment, and for organising the financing for the Project.

“This is another major contribution to the project financing of Kolwezi”, said Tim Read, President and Chief Executive of Adastra. “As this shows, we are not allowing the recent opportunistic bid made for Adastra to deflect us. The South Africa export credit tranche will be for US $80-120 million with a ten year maturity. It will fund a further 30% of the Project’s total capital requirements on top of the 20% already announced. Adastra’s Kolwezi project remains firmly on course.”

About Adastra

Adastra is an international mining company listed on the Toronto Stock Exchange and on AIM, in London, under the symbol “AAA”. It is currently developing mineral assets in Central Africa, including the Kolwezi Tailings Project, and the possible rehabilitation of the Kipushi zinc mine in the DRC. Adastra’s growth strategy emphasizes the creation of shareholder value through the development of world-class resources in stable of stabilizing political environments.

About the IDC

The IDC (www.idc.co.za) is a self-financing, South African state-owned national development finance institution that provides financing to entrepreneurs engaged in competitive industries. It follows normal company policies and procedures in its operations, pays income tax at corporate rates and dividends to its shareholder, and reports on a consolidated basis, with its annual report freely available to the public.

Its primary objectives are to contribute to balanced sustainable economic growth in Africa and to the economic empowerment of the South African population, thereby promoting the economic prosperity of all citizens of the African continent.

About Investec

Investec is an international, specialist banking group that provides a diverse range of financial products and services to a select client base. Investec has extensive experience in financing mining projects across Africa.

About the Kolwezi Project

Adastra’s Kolwezi Project consists of two dams containing 112.8 million tonnes of oxide tailings, grading 1.49% copper and 0.32% cobalt, as determined by Dr. Isobel Clark of Geostokos Limited, a “qualified person” as defined by the Canadian Securities Administrators’ N1 43-101. This resource has the potential to host one of the world’s largest and lowest cost cobalt producers. A definitive feasibility study is expected to be completed in the first quarter of 2006. If this study is favourable, construction is expected to commence before year-end, with first production in mid 2008 and a mine life in excess of 50 years.

Such a project would generate significant taxation, royalty and dividend revenues to the Government, as well as providing local employment and contributing to the regeneration of the DRC’s copper belt infrastructure.

ENDS

Contact us:

London
Tim Read	Cathy Malins / Annabel Leather
Chief Executive Officer	Parkgreen Communications
T: +44 (0)20 7355 3552	T: +44 (0)20 7493 3713
F: +44 (0)20 7355 3554	F: +44 (0)20 7491 3936
E: london@adastramin.com	E: cathy.malins@parkgreenmedia.com
North America
Martti Kangas
The Equicom Group
T: +1 416 815 0700 x. 243
+1 800 385 5451 (toll free)
F: +1 416 815 0080
E: mkangas@equicomgroup.com

This News Release contains forwardlooking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Company’s plans for its Kolwezi Project in the Democratic Republic of Congo (“DRC”) and the resource size and economic potential of that project. These forwardlooking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forwardlooking statements, including, without limitation, risks and uncertainties relating to political risks involving the Company’s operations in the DRC and the policies of other nations and organizations towards companies doing business in such jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, the inability or failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20–F for the year ended October 31, 2003 and Reports on Form 6–K filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADASTRA MINERALS INC.

(Registrant)

Date February 7, 2006

By:	/s/ Paul C. MacNeill

Paul C. MacNeill

Director